Exhibit 99.1

Xunlei Limited Announces Completion of Disposition of Majority Equity Interest in Shenzhen Onething

SHENZHEN, China, March 16, 2026 — Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced that all conditions precedent to the disposition of a majority equity interest in Shenzhen Onething Technology Co., Ltd. (“Shenzhen Onething”), as previously announced on March 3, 2026 (the “Transaction”), have been satisfied and accordingly, the Transaction has successfully closed.

The Company’s variable interest entity in China, Shenzhen Xunlei Networking Technologies Co., Ltd. (“Shenzhen Xunlei”), has transferred 20% and 30% of the equity interest in Shenzhen Onething to Wuhan Kingsoft Cloud Information Technology Co., Ltd., for a cash consideration of RMB50 million (inclusive of tax), and to Shenzhen Xinghan Zhilian Technology Co., Ltd., for a cash consideration of RMB75 million (inclusive of tax), respectively. Upon completion of the Transaction, Shenzhen Xunlei retains a 20% equity interest in Shenzhen Onething.

The Transaction is expected to optimize the Company’s resource allocation and business portfolio while allowing the Company to retain a minority stake and participate in Shenzhen Onething’s future growth.

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Company’s business outlook, the Company’s strategic, operational, disposition, and acquisition plans, and plans and other applicable descriptions concerning the Transaction, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; the risk that health risks in China or globally could adversely affect the Company’s operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China, the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com